FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. FOR THE FISCAL YEAR ENDED December 31, 2004.

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees' Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc. 122 - 1st Avenue South Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S.
Employees' Savings Plan

Financial Statements as of
December 31, 2004 and 2003 and for the
Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004
and Report of Independent Registered Public Accounting Firm

PCS U.S. EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of

December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the

Year Ended December 31, 2004	3
Notes to Financial Statements	4 - 8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-

Schedule of Assets (Held at End of Year) as of December 31, 2004	9
Note:

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

PCS U.S. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees' Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Chicago, Illinois

April 29, 2005

PCS U.S. EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the "Company") covering all employees of the Company, PCS Phosphate Company, Inc., PCS Sales (USA), Inc, certain employees of White Springs Agricultural Chemicals, Inc. and certain employees of PCS Nitrogen. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants may contribute up to 50 percent of base compensation each year, as defined in the Plan Document, subject to certain Internal Revenue Code limitations. The Company Match, which was suspended as of August 1, 2003, was reinstated as of August 1, 2004. The Company will match $.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to six percent of base compensation, subject to certain limitations as described in the Plan agreement and the Internal Revenue Code of 1986, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company Match.

The Plan was amended in 2004 to add a discretionary Company Performance Contribution. The Company made a 2004 Company Performance Contribution of 3% of each eligible participant's base pay.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's Matching Contribution, the Company's Performance Contribution when applicable, and allocations of plan earnings, and is charged with withdrawals, an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Investments - Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. ("PCS") Common Stock, twelve mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option.

Vesting - Participants are immediately vested in their account balances.

Participant Loans - Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of the participant contribution portion of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at two percentage points above the rate for five-year U.S. Treasury Notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through monthly payroll deductions.

Payments of Benefits - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's interest in his or her account; or monthly, quarterly or annual installments over the participant's estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan includes an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS Common Stock in the PCS Stock Fund.

Plan Amendments - Effective August 1, 2004 the Plan was amended as follows, to:

•

institute a discretionary Company Performance Contribution for each year that certain performance goals set by the Board of Directors of the Company are met, limited to three per cent of each employee's compensation;

•

institute an automatic enrollment feature whereby employees who do not opt out are automatically enrolled in the plan at a pre-tax contribution level of two per cent of compensation, to be invested in a default investment election;

•	reinstate a Company Match as of August 1, 2004, which was suspended as of August 1, 2003;
•	change the Company Matching limit to 50 per cent of six per cent from 100 percent of five per cent of a participant's compensation; and
•	disallow in-service distributions from a participant's Company Match and Company Performance Contribution accounts.

Effective January 1, 2004, the Plan was amended such that Company Matching contributions will not be made for catch-up contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The PCS Common Stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio II is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value). Participant loans are valued at the outstanding loan balances.

The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates were 3.76 percent and 4.12 percent at December 31, 2004 and 2003, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2004 was 3.81 percent.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investment in the mutual funds and pooled fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor, as provided in the Plan Document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2004 and 2003.

Transfers - Along with the Plan, the Company also sponsors savings plans for certain union employees. If employees change their union status during the year, their account balances may be transferred into the corresponding plan.

3.	INVESTMENTS

The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are marked with an asterisk:

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 247,620.819 shares and 98,281.235 shares, respectively, of common stock of Potash Corporation of Saskatchewan Inc., ("Potash Corporation"), the parent company of the Plan sponsor, with a cost basis of $11,235,149 and $7,172,440, respectively. On July 21, 2004, the Board of Directors of Potash Corporation approved a split of Potash Corporation's outstanding shares on a two-for-one basis. The stock split was effected in the form of a stock dividend of one additional common share for each share owned by shareholders of record at the close of business on August 11, 2004. During the year ended December 31, 2004, the Plan recorded dividend income of $100,997.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated November 13, 2001, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

PCS U.S. EMPLOYEES' SAVINGS PLAN

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
	SHARES OF REGISTERED INVESTMENT COMPANIES:			
	Pacific Financial Research	Clipper Fund		$ 2,083,943
*	Fidelity Management Trust Company	Puritan Fund		15,199,332
*	Fidelity Management Trust Company	Magellan Fund		19,855,488
*	Fidelity Management Trust Company	Growth and Income Portfolio		29,656,023
*	Fidelity Management Trust Company	Overseas Fund		5,270,228
*	Fidelity Management Trust Company	Aggressive Growth Fund		14,383,739
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		6,955,156
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		2,547,338
*	Fidelity Management Trust Company	Small Cap Stock Fund		4,657,333
*	Fidelity Management Trust Company	Spartan US Equity Index Fund		12,261,088
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		4,999,004
*	Fidelity Management Trust Company	U.S. Government Reserves Fund		22
	COMMINGLED POOL:			
*	Fidelity Management Trust Company	Managed Income Portfolio II		57,449,948
*	POTASH CORPORATION OF SASKATCHEWAN	PCS Common Stock, 247,620.819 shares		20,567,385
*	PARTICIPANT LOANS	Due 2005 through 2026; interest rates ranging from 4.75% to 9.250%		4,676,892
	TOTAL ASSETS HELD FOR INVESTMENT			$200,562,919

* Party in interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 27, 2005	PCS U.S. Employees Savings Plan
(Name of Plan)
/s/ Barbara Jane Irwin
Barbara Jane Irwin Senior Vice President, Administration PCS Administration (USA), Inc. as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP